Exhibit 99.1

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com

Tenaris Announces 2015 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, April 30, 2015. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2015 in comparison with its results for the quarter ended March 31, 2014.

Summary of 2015 First Quarter Results

(Comparison with fourth and first quarters of 2014)

	Q1 2015	Q4 2014		Q1 2014
Net sales ($ million)	2,254	2,677	(16%)	2,580	(13%)
Operating income ($ million)	379	350	8%	566	(33%)
Net income ($ million)	221	195	14%	428	(48%)
Shareholders’ net income ($ million)	222	195	14%	423	(47%)
Earnings per ADS ($)	0.38	0.33	14%	0.72	(47%)
Earnings per share ($)	0.19	0.17	14%	0.36	(47%)
EBITDA* ($ million)	527	712	(26%)	718	(27%)
EBITDA margin (% of net sales)	23.4%	26.6%		27.8%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals). In the fourth quarter of 2014, operating income includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada and our net income includes an additional impairment charge of $49 million on our investment in Usiminas which is recorded in the equity in earnings of non-consolidated companies line. In the first quarter of 2015 we recorded an additional impairment of $17 million on our investment in Usiminas.

Net sales in the first quarter declined 16% sequentially, affected by the rapid decline in drilling activity in North America and the reductions in exploration and production spending that are taking place around the world. Outside North America, sales declined significantly in Iraq, Ecuador and Australia while sales in South America were supported by shipments for pipeline projects in Argentina and Brazil. EBITDA declined 26% sequentially to $527 million with margins affected by inefficiencies associated with low utilization of production capacity.

Cash provided by operating activities reached $878 million during the quarter and at the end of the quarter we had a net cash position (cash and other current investments less total borrowings) of $1.9 billion.

Market Background and Outlook

The speed and the extent of the adjustment in oil and gas drilling activity in North America in response to the collapse in oil and gas prices is reflected in the fall in the number of drilling rigs in operation. In the United States, the rig count has already fallen more than 50% from last year’s November peak and, in Canada, the rig count in the first quarter was down 40% year on year. In most other areas of the world, oil and gas drilling activity is declining, albeit at a more gradual pace, as companies have reduced exploration activity and are delaying projects seeking to reduce costs.

The impact of the decline in drilling activity on demand for OCTG is being amplified by the inventory adjustments that are taking place in the Middle East and sub-Saharan Africa and which are expected to take place in the United States, where high levels of imports and rapidly reducing consumption have pushed inventory levels to around ten months’ future consumption.

After holding up well in the first quarter, we expect our sales to show further declines in the next two quarters before beginning a gradual recovery by the end of the year. Our margins over the next two quarters will be further affected by inefficiencies associated with low utilization of production capacity and other non-recurring restructuring costs but should return to a more balanced level by the end of the year once we see the full impact of lower raw material costs.

While we are confident that the fundamentals for the oil and gas sector remain positive in the long-term, in the current difficult market conditions we are adjusting our operations and our costs and remain focused on strengthening our market position and enhancing our service deployment in key regions.

Analysis of 2015 First Quarter Results

Tubes Sales volume (thousand metric tons)	Q1 2015	Q4 2014		Q1 2014
Seamless	655	745	(12%)	669	(2%)
Welded	160	239	(33%)	241	(34%)
Total	815	984	(17%)	910	(10%)

Tubes	Q1 2015	Q4 2014		Q1 2014
(Net sales - $ million)
North America	961	1,294	(26%)	1,085	(11%)
South America	487	483	1%	440	11%
Europe	236	213	11%	256	(8%)
Middle East & Africa	314	392	(20%)	536	(41%)
Far East & Oceania	78	115	(32%)	101	(23%)
Total net sales ($ million)	2,077	2,497	(17%)	2,418	(14%)
Operating income ($ million)	370	350	6%	561	(34%)
Operating income (% of sales)	17.8%	14.0%		23.2%

Operating income in the fourth quarter of 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services decreased 17% sequentially and 14% year on year. In North America there was a strong reduction in onshore drilling activity in the United States and Canada and in Mexico activity declined in the Burgos and Marina regions. In South America sales were stable as higher shipments of line pipe products in Brazil and Argentina were offset by lower OCTG sales in Ecuador. In Europe sales increased sequentially due to a good level of shipments in the North Sea and Russia. In the Middle East & Africa our sales declined due to a reduction in activity in deepwater projects in Sub-Saharan Africa and lower sales in Iraq. In the Far East and Oceania, the decline in sales reflected lower sales of premium products in Indonesia and Australia.

Operating income from tubular products and services increased 6% sequentially, as results in the previous quarter were affected by an impairment charge of $206 million. Excluding the effect of the impairment, our operating income declined mainly reflecting lower shipments and inefficiencies resulting from lower capacity utilization.

Others	Q1 2015	Q4 2014		Q1 2014
Net sales ($ million)	177	180	(2%)	162	9%
Operating income ($ million)	9	1	1,422%	4	102%
Operating income (% of sales)	5.1%	0.3%		2.8%

Net sales of other products and services decreased 2% sequentially but increased 9% year on year. The sequential decline in sales was mainly due to lower sales at our industrial equipment business in Brazil, offset by higher sales of sucker rods and coiled tubing. The operating margin increased following an improvement in the results of our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $436 million, or 19.4% of net sales, in the first quarter of 2015, compared to $477 million, 17.8% in the previous quarter and $489 million, 18.9% in the first quarter of 2014. Despite a $41 million (9%) reduction in SG&A sequentially, it increased as a percentage of net sales due to the higher weight of fixed and semi-fixed expenses on lower sales.

Financial results amounted to a loss of $1 million in the first quarter of 2015, compared to a loss of $6 million in the previous quarter and a gain of $42 million in the same period of 2014. The loss in the first quarter of 2015 was due to foreign exchange losses, mainly attributed to the effect of the Brazilian Real devaluation (20.8%) on a short position in dollars at our Brazilian subsidiary. During the first quarter of 2014, we had a $51 million gain on foreign exchange results, mainly resulting from the Argentine peso devaluation (22.3%) on our short operative and financial position in Argentine pesos.

Equity in earnings of non-consolidated companies generated a loss of $25 million in the first quarter of 2015, compared to a loss of $23 million in the previous quarter and a gain of $19 million the first quarter of 2014. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas (BSP:USIM). These results were negatively affected by impairment charges on our investment in Usiminas, amounting to $17 million in the first quarter of 2015 and $49 million in the fourth quarter of 2014.

Income tax charges totaled $132 million in the first quarter of 2015, 34.9% of income before equity in earnings of non-consolidated companies and income tax, compared to $126 million, or 36.7% in the previous quarter and $199 million or 32.7% in the first quarter of 2014. During the first quarter of 2015, our tax rate was negatively affected by the effect of certain currencies devaluation against the U.S. dollar, on the tax base used to calculate deferred taxes at subsidiaries which have the U.S. dollar as their functional currency.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2015 was $878 million, compared to $206 million in the previous quarter and $612 million in the first quarter of 2014.

Capital expenditures amounted to $261 million for the first quarter of 2015, compared to $375 million in the previous quarter and $189 million in the first quarter of 2014.

At the end of the quarter, our net cash position (cash and other current investments less total borrowings) amounted to $1.9 billion, compared to $1.3 billion at the end of the year.

Filing of Annual report on Form 20-F

As a result of an ongoing discussion with the U.S. SEC staff, regarding the carrying value of the Usiminas investment, Tenaris could be required to restate its financial statements for 2014 and for the first quarter of 2015. Therefore, Tenaris has sought an extension for the filing of its Annual Report on Form 20-F for the year ended December 31, 2014.

The value of Tenaris’s investment in Usiminas, which was determined by the application of IFRS and tested for impairment using the value in use calculation as per IAS 36, amounted to $284 million as of September 30, 2014, $209 million as of December 31, 2014 and $153 million as of March 31, 2015, representing 1.2% of Tenaris’s net worth.

For more information on the carrying value of the Usiminas investment, see note 12 to Tenaris’s consolidated financial statements as of March 31, 2015.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on May 1, 2015, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 280.4957 within North America or +1 857 244.7314 Internationally. The access number is “ 11449917”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1:00 pm on May 1 through 11:59 pm on May 8. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “ 29639998” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2015	2014
Continuing operations	Unaudited
Net sales	2,253,555	2,579,944
Cost of sales	(1,440,692)	(1,527,034)
Gross profit	812,863	1,052,910
Selling, general and administrative expenses	(436,107)	(488,860)
Other operating income (expense), net	2,617	1,720
Operating income	379,373	565,770
Finance Income	12,107	11,465
Finance Cost	(6,257)	(13,003)
Other financial results	(7,270)	44,031
Income before equity in earnings of non-consolidated companies and income tax	377,953	608,263
Equity in earnings of non-consolidated companies	(24,950)	18,821
Income before income tax	353,003	627,084
Income tax	(131,925)	(199,065)
Income for the period	221,078	428,019

Attributable to:
Owners of the parent	222,217	422,505
Non-controlling interests	(1,139)	5,514
	221,078	428,019

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2015		At December 31, 2014
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,192,692		5,159,557
Intangible assets, net	2,709,467		2,757,630
Investments in non-consolidated companies	718,979		808,663
Available for sale assets	21,572		21,572
Other investments	1,559		1,539
Deferred tax assets	230,338		268,252
Receivables	257,814	9,132,421	262,176	9,279,389
Current assets
Inventories	2,438,252		2,779,869
Receivables and prepayments	249,283		267,631
Current tax assets	129,657		129,404
Trade receivables	1,675,941		1,963,394
Other investments	2,375,110		1,838,379
Cash and cash equivalents	675,619	7,543,862	417,645	7,396,322
Total assets		16,676,283		16,675,711
EQUITY
Capital and reserves attributable to owners of the parent		12,795,750		12,819,147
Non-controlling interests		150,817		152,200
Total equity		12,946,567		12,971,347
LIABILITIES
Non-current liabilities
Borrowings	27,494		30,833
Deferred tax liabilities	721,893		714,123
Other liabilities	284,201		285,865
Provisions	62,366	1,095,954	70,714	1,101,535

Current liabilities
Borrowings	1,154,642		968,407
Current tax liabilities	297,750		352,353
Other liabilities	321,970		296,277
Provisions	18,142		20,380
Customer advances	188,704		133,609
Trade payables	652,554	2,633,762	831,803	2,602,829
Total liabilities		3,729,716		3,704,364
Total equity and liabilities		16,676,283		16,675,711

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2015	2014
Cash flows from operating activities	Unaudited
Income for the period	221,078	428,019
Adjustments for:
Depreciation and amortization	147,737	152,664
Income tax accruals less payments	14,137	70,790
Equity in earnings of non-consolidated companies	24,950	(18,821)
Interest accruals less payments, net	(4,451)	(8,099)
Changes in provisions	(10,586)	4,924
Changes in working capital	515,636	16,660
Other, including currency translation adjustment	(30,608)	(34,293)
Net cash provided by operating activities	877,893	611,844

Cash flows from investing activities
Capital expenditures	(261,259)	(189,045)
Advance to suppliers of property, plant and equipment	2,294	(28,651)
Investment in non-consolidated companies	-	(1,380)
Net loan to non-consolidated companies	(6,288)	(18,748)
Proceeds from disposal of property, plant and equipment and intangible assets	554	4,027
Changes in investments in short terms securities	(536,731)	(304,446)
Net cash used in investing activities	(801,430)	(538,243)

Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries	-	(47,889)
Acquisitions of non-controlling interests	-	(90)
Proceeds from borrowings	607,310	494,407
Repayments of borrowings	(418,195)	(468,670)
Net cash provided (used) in financing activities	189,115	(22,242)

Increase in cash and cash equivalents	265,578	51,359
Movement in cash and cash equivalents
At the beginning of the period	416,445	598,145
Effect of exchange rate changes	(10,206)	185
Increase in cash and cash equivalents	265,578	51,359
At March 31,	671,817	649,689

	At March 31,
Cash and cash equivalents	2015	2014
Cash and bank deposits	675,619	659,765
Bank overdrafts	(3,802)	(10,076)
	671,817	649,689